UNIVERSITY GENERAL HEALTH SYSTEM, INC.

7501 Fannin Street

Houston, TX 77054

713-375-7100

January 9, 2014

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jim B. Rosenberg	Kei Nakada
	Senior Assistant Chief Accountant	Staff Accountant
	Division of Corporation Finance	Division of Corporation Finance

Mark Brunhofer Senior Staff Accountant Division of Corporation Finance

Re:	University General Health System, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed October 21, 2013
File No. 000-54064

Ladies and Gentlemen:

Reference is made to the comment letter dated December 26, 2013 (“Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) setting forth the staff’s comments on the Form 10-K For the Fiscal Year Ended December 31, 2012 filed by University General Health System, Inc. (“University General Health System, Inc.” or the “Company”) with the Commission on October 21, 2013

The Company’s response to the item raised in the Comment Letter is set forth below.

Securities and Exchange Commission

January 9, 2014

General

1.	Since you no longer qualify as a smaller reporting company, please amend your filing to include the following:

•	Selected financial data in accordance with Item 301 of Regulation S-K;

•	Management’s discussion and analysis covering the three most receint annual periods in accordance with Item 303 of Regulation S-K;

•	Contractual obligations table in accordance with Item 303 of Regulation S-K;

•	Three years of statements of operations, cash flows, and shareholders’ equity/deficit, as required under Rule 3-02, 3-03, and 3-04 of Regulation S-X; and,

•	Auditor’s report covering the three years presented.

Response:

The Company believes that this Comment does not apply to our facts and circumstances because the Company qualifies as a “smaller reporting company” within the meaning of Rule 12b-2 of the Exchange Act. For purposes of this qualification, the Company calculated its public float as of June 30, 2012 (the most recently completed second fiscal quarter) to be $47, 217,997. As a result, the Company’s Form 10-K contained the disclosures required by smaller reporting companies under Regulation S-K rather than the more expansive disclosure requirements applicable to other filers. It appears, therefore, that the Company mistakenly failed to check the “smaller reporting company” box on the cover page of the Form 10-K and checked the “non-accelerated filer” box instead. The Company will undertake to ensure that the correct box is checked in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 9, 2014

Please direct any further questions or comments concerning this letter to Company’s Chief Financial Officer, Michael L. Griffin (at 713-375-7005), or to the Company’s General Counsel, Edward T. Laborde, Jr. (at 713-375-7106).

Very truly yours,

/s/ Edward T. Laborde, Jr.
Edward T. Laborde, Jr.

/s/ Michael L. Griffin
Michael L. Griffin